Exhibit 99.3

SUPREME — WABASH ANNOUNCEMENT

Customer Talking Points

•                  A press release was issued on August 8th announcing that Supreme Industries has agreed to be acquired by Wabash National Corporation.

•                  Management believes the combination with Wabash will enhance our ability to provide optimized solutions to our customers and channel partners.

•                  The Supreme management team remains in place so your business contact points within Supreme have not changed.

•                  We anticipate the transaction will close by the fourth quarter of 2017 and in the interim it will simply be business as usual.

•                  If you have concerns about how this may impact our relationship, don’t hesitate to contact Mickey McKee, Vice President of Sales, or Mark Weber, President and Chief Executive Office at Supreme.

Mark D. Weber

President & CEO